Filed by Eclair Holdings Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: MTR Gaming Group, Inc.

Commission File No.: 000-20508

FOR IMMEDIATE RELEASE

MTR Gaming Group, Inc. and Eldorado HoldCo LLC Announce Approval by the
Pennsylvania Gaming Control Board for Proposed MTR-Eldorado Mergers

CHESTER, WV and RENO, NV— September 17, 2014 — MTR Gaming Group, Inc. (NasdaqGS: MNTG) (“MTR”) and Eldorado HoldCo LLC (“Eldorado”) announced today that the proposed combination of MTR and Eldorado has been approved by the Pennsylvania Gaming Control Board.

With today’s approval, MTR and Eldorado have obtained all necessary consents and approvals to their merger, which is expected to close on September 19, 2014.

About MTR Gaming Group, Inc.

MTR Gaming Group, Inc. is a hospitality and gaming company that through subsidiaries owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. For more information, please visit www.mtrgaming.com.

About Eldorado HoldCo LLC

Eldorado HoldCo LLC is the parent company of Eldorado Resorts LLC, an owner and operator of gaming properties in Nevada and Louisiana. Eldorado Resorts’ properties include Eldorado Reno, Eldorado Shreveport and Silver Legacy (a 50 / 50 joint venture with MGM Resorts International). For more information, please visit www.eldoradoreno.com, www.eldoradoshreveport.com and www.silverlegacyreno.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on current expectations of management of MTR and Eldorado and are subject to uncertainty and changes in circumstances.  These forward-looking statements include, among others, statements regarding the expected timing of the closing of the merger of MTR and Eldorado; the expected benefits of a potential combination of MTR and Eldorado, including the expected effect of the merger on MTR’s and Eldorado’s financial results and profile;  the anticipated benefits of geographic diversity that would result from the merger and the expected results of MTR’s and Eldorado’s gaming properties; expectations about future business plans, prospective performance and opportunities.  These forward-looking statements may be identified by the use of words such as

“expect,” “anticipate,” “believe,” “estimate,” “potential,” “should”, “will” or similar words intended to identify information that is not historical in nature.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein.  These risks and uncertainties include (a) the timing to consummate a potential transaction between MTR and Eldorado; (b) the ability of MTR and Eldorado to promptly and effectively integrate their respective businesses; (c) the requirement to satisfy closing conditions to the mergers as set forth in the merger agreement; (d) the outcome of any legal proceedings that may be, or have been, instituted in connection with the transaction; (e) the ability to retain certain key employees of MTR or Eldorado; (f) that there may be a material adverse change affecting MTR or Eldorado, or the respective businesses of MTR or Eldorado may suffer as a result of uncertainty surrounding the transaction; (g) the risk factors disclosed in MTR’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2013, which MTR filed on March 14, 2014, and (h) the risk factors disclosed in the Proxy Statement/Prospectus mailed to MTR stockholders on or about June 18, 2014. Forward-looking statements reflect MTR’s and Eldorado’s management’s analysis as of the date of this release, even if subsequently made available by MTR or Eldorado on their respective websites or otherwise.  MTR and Eldorado do not undertake to revise these statements to reflect subsequent developments, except as required under the federal securities laws.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

For Additional Information, Please Contact:

MTR Gaming Group, Inc.

www.mtrgaming.com

John W. Bittner, Jr.

Executive Vice President and Chief Financial Officer

(724) 933-8122

jbittner@mtrgaming.com

Eldorado Resorts LLC

www.eldoradoreno.com

Tom Reeg

Senior Vice President of Strategic Development

(281) 683-7511

reegt@eldoradoreno.com